Exhibit 23.1

Consent of KPMG LLP

The Board of Directors

NVIDIA Corporation:

We consent to incorporation by reference in this Amendment No. 3 to the Registration Statement on Form S-3 of NVIDIA Corporation of our report dated February 13, 2003 with respect to the consolidated balance sheets of NVIDIA Corporation and subsidiaries as of January 26, 2003 and January 27, 2002 and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended January 26, 2003, and the related schedule, which report appears in the Form 10-K for the year ended January 26, 2003, and to the reference to our Firm under the heading “Experts” in the prospectus. Our report contains a paragraph discussing the Company’s adoption of the provisions of Statement of Financial Accounting Standards No. 142.

/s/    KPMG LLP

Mountain View, California

March 16, 2004